Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund for Utah (the "Fund") was held on September 28, 2001. The holders of shares representing 61% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee					For	Withheld

		Lacy B. Herrmann			2,278,360	 10,794
		Gary C. Cornia			2,284,575	  4,579
		William L. Ensign			2,279,320	  9,834
		Diana P. Herrmann			2,284,575	  4,579
		Anne J. Mills			2,284,575	  4,579
		R. Thayne Robson			2,279,052	 10,102


2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For			Against		Abstain

		2,279,035		0			10,119